Exhibit 99(C)(5)

Project Stratosphere Discussion Materials January 22, 2020 Private and Confidential

Disclaimer The following pages contain material provided to the Special Committee of the Board of Directors (the “Special Committee”) of Stein Mart, Inc. (the “Company”) by PJ Solomon, L.P. and its affiliates, including, without limitation, PJ Solomon Securities, LLC (collectively, “PJ Solomon” or “Solomon”) in connection with Project Stratosphere. These materials were prepared on a confidential basis in connection with an oral presentation to the Special Committee and not with a view toward complying with the disclosure standards under state or federal securities laws or otherwise. The information contained in this presentation was based solely on publicly available information or information furnished to PJ Solomon by the Company. PJ Solomon has relied, without independent investigation or verification, on the accuracy, completeness and fair presentation of all such information and the conclusions contained herein are conditioned upon such information (whether written or oral) being accurate, complete and fairly presented in all respects. This presentation includes certain statements, estimates and projections provided by the Company with respect to the historical and anticipated future performance of the Company. Such statements, estimates and projections contain or are based on significant assumptions and subjective judgments made by the Company’s management. None of PJ Solomon, its affiliates or its or their respective employees, directors, officers, contractors, advisors, members, successors or agents makes any representation or warranty in respect of the accuracy, completeness or fair presentation of any information, projections or any conclusion contained herein. PJ Solomon, its affiliates and its and their respective employees, directors, officers, contractors, advisors, members, successors and agents shall have no liability with respect to any information, projections or matter contained herein, or any oral information provided herewith or data any of them generates. The information contained herein should not be assumed to have been updated at any time subsequent to date shown on the first page of the presentation and the delivery of the presentation does not constitute a representation by PJ Solomon that such information will be updated at any time after the date of the presentation. Neither PJ Solomon nor any of its affiliates is an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction. The Company acknowledges that PJ Solomon is an affiliate of Natixis, a global full service commercial and investment bank. Private and Confidential 1

Process Update • On August 1, 2019, Stratosphere entered into exclusivity with Kingswood following the buyer’s $1.15 per share indication submitted July 30, 2019 At the time, the prevailing projections were the “4+8” forecast indicating FY 2019E EBITDA of $35.1 million • On August 27, 2019, the full Stratosphere Board of Directors (excluding Jay Stein) approved the 6+6 projections and the revised Five Year Plan, which PJ Solomon thereafter sent to Kingswood; the 6+6 indicated revised FY 2019E EBITDA of $31.3 million • On August 30, 2019, Kingswood sent Stratosphere’s advisors a markup of the Merger Agreement • Foley sent a revised draft of the Merger Agreement on September 7, 2019, which, among other revisions, reinstated the provision to make the transaction contingent on approval of the majority of the minority shareholders • In several subsequent conversations between PJ Solomon and Kingswood on the open points in the Merger Agreement, PJ Solomon insisted on keeping the transaction contingent on approval of the majority of the minority shareholders, which led to the parties breaking off discussions • In October, after hiring a new operating partner [Third Party], Kingswood and the Company decided to re-engage [Third Party] met with Management in-person in Jacksonville on October 7-8, 2019 and then visited stores in Dallas on November 7, 2019 and in Orlando on November 20, 2019 • As Kingswood continued its diligence, several key issues arose: Stratosphere’s financial performance continued to deteriorate, ultimately revising its year end Adj. EBITDA down to $24.9 million from $31.3 million in its 6+6 Board-approved plan Kingswood believed several agreements signed by Management [vendor] were expensive and not additive to the business Kingswood vocalized concerns over the large severance liability for the 11 EVPs / SVPs and 24 VPs, currently estimated at ~$11 million of impact (according to the buyers) Private and Confidential 2

Process Update (Cont’d) • Following a weak November, Kingswood decided to slow the process to be able to observe December performance In November, actual adjusted EBITDA was ($4.9) million vs. the 6+6 projection of ($0.5) million In December, actual adjusted EBITDA was $18.0 million vs. the 6+6 projection of $21.7 million • Following this poor performance, Management reforecasted its FY 2019E estimate (11+1) and created an updated version of the 5 Year Plan which was approved by the Special Committee on January 15, 2020 • In the interim, Kingswood sent drafts of key transaction documentation including the Merger Agreement, Voting Agreement, Equity and Debt Commitments and Rollover Agreement as it progressed on non-value workstreams • On January 17, 2020, PJ Solomon received an email from Kingswood detailing their response on the three remaining open items in the draft Merger Agreement: Purchase Price per Share: $0.75 Excess Availability at Close: Not less than 32.5% of the Line Cap Parent Termination Fee and Company Termination Fee: 5% of equity value / equity purchase price • PJ Solomon called Kingswood in response to confirm receipt and clarify the Excess Availability definition Per Kingswood, the definition is as per existing Wells Fargo Credit Facility loan documents • On January 20, 2020, the Special Committee rejected the $0.75 per share purchase price with no counter-offer as it determines what, if any, next steps are to be taken • Wells Fargo and Pathlight (Kingswood’s new lenders) are both finalizing the Debt Commitment Agreements and indicated an anticipated delivery date to Stratosphere of Wednesday, January 22, 2020 Private and Confidential 3

2019E Management Forecasts Over Time Outlook for 2019E has worsened over time as Stratosphere missed forecasts ($ in Millions) FY 2019E % Difference 2+10 (a) 4+8 (b) 6+6 (c) 11+1 (d) 11+1 vs. 2+10 11+1 vs. 4+8 11+1 vs. 6+6 Total Revenue $1,270.0 $1,259.8 $1,256.0 $1,234.2 (2.8%) (2.0%) (1.7%) % Store Comp 0.6% (0.7%) (0.8%) (1.2%) % Total Comp 1.8% 0.4% 0.4% (1.5%) Gross Profit (e) $348.5 $346.3 $343.9 $335.3 (3.8%) (3.2%) (2.5%) % Margin 27.4% 27.5% 27.4% 27.2% Adjusted EBITDA $35.7 $35.1 $31.3 $24.9 (30.2%) (29.0%) (20.2%) % Margin 2.8% 2.8% 2.5% 2.0% a) Source: Management 2019 2+10 Forecast approved by the Board of Directors on May 14, 2019. b) Source: Management internal 2019 4+8 Forecast c) Source: Management 2019 6+6 Forecast approved by the Board of Directors on August 27, 2019. d) Source: Management internal 2019 11+1 Forecast. e) Includes credit card, breakage and other income. Private and Confidential 4

Comp Sales(a) Performance vs. Forecast Comps underperformed forecasts for 17 of the last 19 observable months 2018 Actual Monthly Comp Store Sales Performance vs. 2018 2+10 Forecast 3.6% 5.4% 5.7% 4.8% 3.9% 5.7% 1.4% 2.3% 1.7% 3.0% 0.8% 2.3% (0.0%) (0.4%) (0.2%) (0.2%) (5.0%)(5.0%) (5.5%) (11.6%) Apr May Jun Jul Aug Sep Oct Nov Dec Jan 2018 2+10 Forecast Actual 2019 Actual Monthly Comp Store Sales Performance vs. Management Five Year Plan (2+10 Forecast for 2019) 11.2% 5.2% 2.8% 4.1% 2.9% 1.5% 3.9% 0.2% 3.2% 4.8% 1.4% 3.7% 0.0% (0.9%) (0.6%) (4.4%) (2.9%) (4.1%) (10.1%) Apr May Jun Jul Aug Sep Oct Nov Dec Jan Management Five Year Plan (2019 2+10 Forecast) Actual a) Comp figures for 2019 represent Store + eCommerce comparable sales. Comp figures for 2018 represent total comp, representative of Store, eCommerce and Licensed comparable sales. Private and Confidential 5

Retailing Environment Update Private and Confidential 6

The “Shakeout” Is In Full Swing Selected retailers who have filed, liquidated, shut-down or are distressed July ‘142014 Dec ‘14 2015 * * * * * * * * (a) * * 2016 * * (a) * * * * * (a) 2017 * * * * * * * * *(a) * (a) 2018 * * 2019 * * * * * * * * * Distressed Retailers Note: * indicates liquidated and (a) indicates pure play digital. Red box indicates department store / broadlines retailer. Private and Confidential 7

In 2019, U.S. Retailers Announced ~9,300 closures • Closures were more than double the number of openings • Excluding Discount and Dollar stores, closures were approximately three times the number of openings 2019 Store Closure Announcements 2,100 800 650 557 512 390 363 261 250 230 222 210 200 200 178 170 150 140 1,719 Total = 9,302 Total (excl. Discount / Dollar) = 7,992 (a) 2019 Store Opening Announcements 975 500 210 200 200 155 150 145 116 100 1,641 Total = 4,392 Total (excl. Discount / Dollar) = 2,672 (a) Source: Coresight h and other publicly available information as of January 2020. a) Discount / Dollar includes Aldi, Dollar General, Dollar Tree, Family Dollar, Five Below, Fred’s and Shopko. Private and Confidential 8

2019 Preliminary Retail Holiday Overview

Online was the bright spot as in-store traffic continued to weaken

Holiday Retail Overview

- Holiday sales rose 3.4% (including online) as e-commerce sales rose 18.8% over 2018 (Mastercard SpendingPulse)
- Full holiday season online sales reached $142.5 billion (Digital Media Solutions)
  - Global digital spending grew 8% to $723 billion, driven by mobile devices
- In-store traffic fell 6.1% in December compared to December 2018 (ShopperTrak)
- Holiday Survey: 27% spending increased, 56% spending unchanged, 17% spending reduced (Shopify)
- Holiday Sales – Apparel: +1.0% overall (11/1 – 12/26)
  - Brick & Mortar: ND
  - Online: +17.0% (Mastercard)
- 190 million people (142 million online) shopped during Cyber 5 [b], representing a record number and 14% increase over 2018 (NRF)
  - Black Friday online sales hit a record $7.4 billion, up 19% from 2018 (Adobe)
  - Cyber Monday hit $9.2 billion with the "golden hours of retail" (10PM – 2AM) driving 30% of revenue (Adobe)
  - Sales for the four-day Thanksgiving weekend grew 5.4% to $68.9 billion (Customer Growth Partners)

Holiday Spending YoY Changes [a]



(6.4%)
4.1%
5.5%
6.8%
3.2%
3.2%
2.3%
2.4%
3.8%
4.9%
5.1%
3.4%
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19

Holiday E-Commerce Key Statistics

$144B	80%	14.6%
Global Online Holiday Sales Volume [c]	of traffic driven by mobile devices [a]	E-Commerce percentage of total retail sales [d]

> *"E-commerce sales hit a record high this year with more people doing their holiday shopping online. Due to a later than usual Thanksgiving holiday, we saw retailers offering omnichannel sales earlier in the season, meeting consumers' demand for the best deals across all channels and devices."*
>
> *- Steve Sadove, former CEO and Chairman of Saks Incorporated*

a) Mastercard SpendingPulse.
b) Thanksgiving Day through Cyber Monday.
c) Digital Media Solutions.
d) Mastercard SpendingPulse. Compared to 14.4% and 12.3% in 2018 and 2017, respectively.

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Mall Traffic in 2019 was ~25+% Lower than in 2013 105 100 2013 2014 95 90 2015 85 2016 80 2018 2017 75 2019 2019 traffic continued to be challenged 70 Jan Feb March April May June July Aug Sep Oct Nov Dec Source: Shoppertrak as of January 13, 2020. Private and Confidential 10

Updated 1/17/2020 Indication Summary Private and Confidential 11

Projected Financials – 11+1 Forecast and Five Year Plan

(Amounts in Millions, Except Per Share Data)

	LTM	Fiscal Year						CAGR
Income Statement Data	Dec-19	2019B	2020P	2021P	2022P	2023P	2024P	FY19-FY24
Total Revenue	$1,234.4	$1,234.2	$1,255.5	$1,277.6	$1,297.3	$1,321.5	$1,366.2	2.1%
Gross Profit	337.2	335.3	349.6	353.9	358.4	365.4	376.6	2.4
Adj. SG&A	309.3	310.3	312.0	319.7	324.7	330.0	338.5	1.8
Adj. EBITDA	27.9	24.9	37.5	34.2	33.7	35.4	38.1	8.9
Adj. EBIT	(0.6)	(3.3)	10.2	9.7	12.3	17.0	21.3	NM
Diluted EPS	($0.17)	($0.25)	$0.00	$0.01	$0.05	$0.12	$0.22	NM
Adjusted Diluted EPS	($0.22)	($0.26)	$0.02	$0.03	$0.07	$0.15	$0.25	NM
Number of Stores	283	283	281	277	274	276	280	
Margins								
Gross Profit	27.3%	27.2%	27.8%	27.7%	27.6%	27.7%	27.6%	
Adj. EBITDA	2.3	2.0	3.0	2.7	2.6	2.7	2.8	
Adj. EBIT	(0.0)	(0.3)	0.8	0.8	0.9	1.3	1.6	
Comparable Sales								
Store Sales	(2.0%) (a)	(1.2%)	2.4%	1.5%	1.5%	1.4%	1.5%	
ECommerce	9.0 (a) (b)	(16.3%)	(2.3%)	14.4%	13.5%	10.0%	10.0%	
Total Comp Sales (excl. DSW & LXR)	(1.7) (a)	(1.5%)	2.2%	1.9%	2.0%	1.8%	1.9%	
Growth Rates								
Total Revenue	(4.4%)	(3.0%)	1.7%	1.8%	1.5%	1.9%	3.4%	
Adj. EBITDA	(32.8%)	(36.8)	50.5	(9.0)	(1.3)	4.9	7.8	
Adj. EBIT	(106.6%)	NM	NM	(4.9)	26.2	38.7	25.2	
Balance Sheet and Cash Flow Data								
Cash	$8.5	$12.0	$12.0	$12.0	$12.0	$12.0	$12.0	
Total Debt	112.4	147.5	129.0	121.6	113.3	104.7	97.8	
Depreciation and Amortization	28.5	28.2	27.3	24.4	21.4	18.3	16.8	Cum. FY20-FY24
Capital Expenditures	(6.1)	(7.7)	(10.6)	(16.0)	(14.8)	(15.8)	(15.2)	(72.4)
Change in Net Working Capital	(12.5)	(3.7)	(2.0)	(2.7)	(1.8)	(2.9)	(8.8)	
Free Cash Flow (c)	7.3	7.6	17.8	9.4	10.4	8.7	6.7	60.5
Leverage and Interest Coverage Ratios								
Adj. Debt / Adj. EBITDAR (d)	7.1 x	N/A	N/A	N/A	N/A	N/A	N/A	
Total Debt / Adj. EBITDA	4.0	5.9 x	3.4 x	3.6 x	3.4 x	3.0 x	2.6 x	

Source: Management Five Year Plan and 2019 11+1 Forecast approved by the Special Committee on January 15, 2020. Adjusted EBITDA, EBIT and Diluted EPS exclude store impairments, gain from credit card settlement and pre-opening costs identified by Management.

a) Represents year-to-date comparable store sales.

b) Represents omni-channel comparable sales, which are not comparable with historical periods. With the rollout of Smart Fulfillment in August 2019 and BOPIS in September 2019, a significant portion of eComm sales have shifted to ship-from-store, and to a lesser extent, BOPIS. As a result, ECommerce comparable sales are down (15.6%) YTD.

c) Defined as Cash Flow from Operating Activities less Capital Expenditures.

d) Assumes 8.0x rent methodology as it is not yet clear that the lender and credit analyst communities have altered their leverage measurement methodologies for revised lease accounting rules.

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Analysis At Various Prices ($ in Millions, Except Per Share Data) Current Kingswood Market (Public Net Debt) Market (Avg. Net Debt) Market (Private Net Debt) Indication 1/17/2020 1/17/2020 1/17/2020 1/17/2020 Stock Price / Proposed Offer Price $0.69 $0.69 $0.69 $0.75 $0.85 $0.95 $1.05 $1.15 Shares Outstanding (a) 47.6 47.6 47.6 47.6 47.6 47.6 47.6 47.6 Unvested Restricted Stock Units (b) — — — 1.3 1.3 1.3 1.3 1.3 Option Equivalent Shares (c) — — — — — — — — Diluted Shares Outstanding 47.6 47.6 47.6 48.9 48.9 48.9 48.9 48.9 Total Equity Value $32.8 $32.8 $32.8 $36.6 $41.5 $46.4 $51.3 $56.2 Plus: Net Debt 157.3 (d) 136.1 (e) 104.0 (f) 104.0 (f) 104.0 (f) 104.0 (f) 104.0 (f) 104.0 (f) Total Enterprise Value $190.2 $168.9 $136.8 $140.6 $145.5 $150.4 $155.3 $160.1 Premium / (Discount) to: Current Price 1/17/2020 $0.69 — % — % — % 8.7% 23.2% 37.7% 52.2% 66.7% 30-Day VWAP 0.68 1.5 1.5 1.5 10.4 25.1 39.8 54.5 69.2 60-Day VWAP 0.71 (2.7) (2.7) (2.7) 5.7 19.8 33.9 48.0 62.1 90-Day VWAP 0.73 (6.1) (6.1) (6.1) 2.1 15.7 29.3 43.0 56.6 180-Day VWAP 0.76 (8.8) (8.8) (8.8) (0.8) 12.4 25.6 38.8 52.1 13-Week High 11/18/2019 0.85 (18.3) (18.3) (18.3) (11.2) 0.6 12.4 24.3 36.1 26-Week High 8/21/2019 0.95 (27.0) (27.0) (27.0) (20.6) (10.1) 0.5 11.1 21.7 52-Week High 2/14/2019 1.23 (43.9) (43.9) (43.9) (39.0) (30.9) (22.8) (14.6) (6.5) 52-Week Low 1/3/2020 0.66 4.5 4.5 4.5 13.6 28.8 43.9 59.1 74.2 Enterprise Value as a Multiple of: Total Revenue LTM (Q3 ‘19)—Public $1,240.6 15.3% 13.6% 11.0% 11.3% 11.7% 12.1% 12.5% 12.9 % LTM (Dec. ‘19)—Private 1,234.4 15.4 13.7 11.1 11.4 11.8 12.2 12.6 13.0 Adj. EBITDA LTM (Q3 ‘19)—Public $30.0 6.3 x 5.6 x 4.6 x 4.7 x 4.8 x 5.0 x 5.2 x 5.3 x LTM (Dec. ‘19)—Private 27.9 6.8 6.1 4.9 5.0 5.2 5.4 5.6 5.7 FY 2019B (g) 24.9 7.6 6.8 5.5 5.6 5.8 6.0 6.2 6.4 Price as a Multiple of: Diluted Adj. EPS FY 2019B (g) ($0.26) NM NM NM NM NM NM NM NM FY 2020E (g) 0.02 44.0 x 44.0 x 44.0 x 47.8 x 54.2 x 60.5 x 66.9 x 73.3 x a) Total shares outstanding of 47.6M as of January 4, 2020, per Computershare Capital Breakdown Report, which includes 0.6M Restricted Stock Awards, which have voting rights. b) Unvested Restricted Stock Units (RSUs) as of January 6, 2020, which are not included in shares outstanding and have a double trigger change-incontrol provision. c) Assumes treasury stock method with no options in the money as of January 6, 2020. PSUs not included as Total Shareholder Return (TSR) target as of January 20, 2020 has not been achieved. d) Based on cash of $13.0M and total debt of $170.3M as of November 2, 2019 per Company FY 2019 Q3 10-Q filing. e) Based on average month-end net debt balances for the last twelve months from January 2019 through December 2019. f) Based on cash of $8.5M and total debt of $112.4M as of January 4, 2020 per Management 11+1 Forecast. g) Source: Management Five Year Plan approved by the Special Committee on January 15, 2020. 2019 based on Management 11+1 Forecast. Private and Confidential 13

Volume Weighted Average Price By Range (Shares in Millions) Volume Per Price Range – Last 6 Months Average Daily Volume 0.12 M 3.6 3.9 3.8 2.7 0.6 0.5 — $0.65 $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 ? x < ? x < ? x < ? x < ? x < ? x < ? x $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 % of Total Volume: 23.5% 25.7% 17.9% 25.3% 4.0% 3.5% 0.0% 49% Volume Per Price Range – Last Month Average Daily Volume 0.16 M 2.7 0.8 — — — — — $0.65 $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 ? x < ? x < ? x < ? x < ? x < ? x < ? x $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 % of Total Volume: 77.8% 22.2% 0.0% 0.0% 0.0% 0.0% 0.0% 100% Source: Capital IQ as of January 17, 2020. Volume Per Price Range – Last 3 Months Average Daily Volume 0.13 M 2.8 2.5 1.9 1.4 — — — $0.65 $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 ? x < ? x < ? x < ? x < ? x < ? x < ? x $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 % of Total Volume: 32.7% 28.6% 16.8% 21.9% 0.0% 0.0% 0.0% 61% Volume Per Price Range – CY2020 YTD Average Daily Volume 0.13 M 1.0 0.6 — — — — — $0.65 $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 ? x < ? x < ? x < ? x < ? x < ? x < ? x $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 % of Total Volume: 62.4% 37.6% 0.0% 0.0% 0.0% 0.0% 0.0% 100% Private and Confidential 14

Premiums Paid Analysis

($ in Millions)

Announce Date	Acquirer	Target	Enterprise Value	One Day Premium	30-Day Premium
Dec-19	Lumos Networks; EQT Partners	North State Telecommunications	$236.5	29.6%	23.1%
Nov-19	ICV Partners	Diversified Restaurant Holdings	176.4	123.4%	75.0%
Sep-19	Greenbriar Equity Group	Arotech Corp.	102.1	32.7%	38.2%
Sep-19	Accel-KKR et al.	MAM Software Group	152.1	15.4%	13.7%
Aug-19	Assurance Global Services	Computer Task Group	106.8	33.8%	47.8%
Aug-19	Austin Nichols & Co.	Castle Brands	263.3	92.1%	136.1%
Jun-19	Atlantis Acquisitionco Canada Corp.	Hydrogenics Corp.	279.4	(3.1%)	55.3%
Jun-19	YANMAR America Corp.	ASV Holdings	104.0	332.5%	200.0%
Jun-19	Extreme Networks, Inc.	Aerohive Networks	198.7	39.5%	25.7%
May-19	Vintage Capital Management	Liberty Tax	160.8	31.1%	19.9%
Apr-19	MTY Food Group, Inc.	Papa Murphy's Holdings	197.4	31.9%	15.8%
Apr-19	The Ancora Group	J. Alexander's Holdings	262.4	12.5%	22.7%
Apr-19	Cresco Labs	CannaRoyalty Corp.	276.6	(54.1%)	(41.2%)
Mar-19	HEXO Corp.	Newstrike Brands	125.0	4.1%	(11.6%)
Feb-19	Tesla	Maxwell Technologies	293.6	96.3%	234.8%
Dec-18	Cerberus Capital Management	Sparton Corp.	253.9	41.0%	47.8%
Nov-18	Altair Engineering	Datawatch Corp.	162.6	35.2%	13.9%
Oct-18	General Catalyst et al.	Intersections	102.6	107.3%	111.5%
Oct-18	Z Capital Group; Affinity Gaming	Full House Resorts	211.9	79.6%	67.3%
Sep-18	Stryker Corp.	Invuity	188.7	28.7%	87.3%
Aug-18	Moody's Analytics Maryland Corp.	Reis	251.1	32.2%	2.7%
Aug-18	The Invus Group et al.	Zoe's Kitchen	295.3	33.4%	27.9%
Aug-18	Roark Capital Group; FOCUS Brands	Jamba	194.5	16.3%	20.8%
Apr-18	NICE Systems, Inc.	Mattersight Corp.	105.0	25.6%	17.4%
Apr-18	SPX Corp.	ELXSI Corp.	152.6	30.4%	29.9%
Mar-18	William Morris Endeavor et al.	NeuLion	203.0	116.5%	103.9%
Mar-18	GP Investimentos Ltda.	Bravo Brio Restaurant Group	100.1	16.8%	35.0%
Feb-18	AMC Networks, Inc.	RLJ Entertainment	163.7	61.5%	59.4%
Jan-18	Duravant LLC	Key Technology	172.0	50.6%	34.1%
			Median	**32.7%**	**34.1%**

Source: FactSet. Represents transactions of $100-$300M in enterprise value with North American targets, in which at least a 50% stake was acquired. Excludes financial services, healthcare, real estate and energy/mining/minerals industries.

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Preliminary Liquidity Observations Private and Confidential 16

Forecasted January – July 2020 Liquidity

Note: Line Cap, as defined in the current Wells Fargo ABL credit agreement, is the lesser of the net ABL Borrowing Base and the Credit Facility Size

- **Kingswood indicated a minimum available requirement of 32.5% of the Line Cap on January 17, 2020**

($ in Thousands)

		January, Week Ended		February, Week Ended				March, Week Ended				April, Week Ended				Month Ended		
		24-Jan	31-Jan	7-Feb	14-Feb	21-Feb	28-Feb	6-Mar	13-Mar	20-Mar	27-Mar	3-Apr	10-Apr	17-Apr	30-Apr (a)	31-May (a)	30-Jun (a)	31-Jul (a)
	Eligible Inventory	$213,843	$213,843	$213,843	$226,464	$226,464	$226,464	$226,464	$249,568	$249,568	$249,568	$249,568	$249,568	$249,568	$247,492	$248,876	$236,622	$210,587
	Eligible Credit Card Receivables	5,028	5,028	5,028	6,210	6,210	6,210	6,210	9,092	9,092	9,092	9,092	9,092	9,092	10,021	17,943	10,492	9,918
	Eligible FF&E	2,803	2,803	2,803	2,803	2,803	2,803	2,803	2,803	2,803	2,803	2,803	2,803	2,803	2,701	2,701	2,701	2,599
	Less: Reserves	(17,462)	(17,462)	(17,462)	(18,005)	(18,005)	(18,005)	(18,005)	(15,505)	(15,505)	(15,505)	(15,505)	(15,505)	(15,505)	(15,661)	(15,408)	(15,361)	(16,494)
	Net Credit Facility Borrowing Base	$204,212	$204,212	$204,212	$217,472	$217,472	$217,472	$217,472	$245,958	$245,958	$245,958	$245,958	$245,958	$245,958	$244,552	$254,112	$234,454	$206,610
	Less: Term Loan	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)	(35,000)
	Line Cap (ABL Credit Facility Borrowing Base)	**$169,212**	**$169,212**	**$169,212**	**$182,472**	**$182,472**	**$182,472**	**$182,472**	**$210,958**	**$210,958**	**$210,958**	**$210,958**	**$210,958**	**$210,958**	**$209,552**	**$219,112**	**$199,454**	**$171,610**
	Net Credit Facility Borrowing Base	$204,212	$204,212	$204,212	$217,472	$217,472	$217,472	$217,472	$245,958	$245,958	$245,958	$245,958	$245,958	$245,958	$244,552	$254,112	$234,454	$206,610
	Borrowing	(152,972)	(151,572)	(151,872)	(166,072)	(160,272)	(158,440)	(157,613)	(174,728)	(171,378)	(153,092)	(147,320)	(167,219)	(153,773)	(137,216)	(125,989)	(120,947)	(128,612)
A	**Excess Above Available Minimum**	**$51,240**	**$52,640**	**$52,340**	**$51,400**	**$57,200**	**$59,032**	**$59,859**	**$71,230**	**$74,580**	**$92,866**	**$98,638**	**$78,739**	**$92,185**	**$107,336**	**$128,123**	**$113,507**	**$77,998**
B	**KW Minimum Availability Requirement (32.5% of Line Cap)**	**$54,994**	**$54,994**	**$54,994**	**$59,303**	**$59,303**	**$59,303**	**$59,303**	**$68,561**	**$68,561**	**$68,561**	**$68,561**	**$68,561**	**$68,561**	**$68,104**	**$71,212**	**$64,822**	**$55,773**
A - B	Comparison to Minimum Avail. Req. ($)	*($3,754)*	*($2,354)*	*($2,654)*	*($7,903)*	*($2,103)*	*($271)*	*$556*	*$2,669*	*$6,019*	*$24,305*	*$30,077*	*$10,178*	*$23,624*	*$39,231*	*$56,912*	*$48,684*	*$22,225*
	Comparison to Minimum Avail. Req. (%)	*-2.2%*	*-1.4%*	*-1.6%*	*-4.3%*	*-1.2%*	*-0.1%*	*0.3%*	*1.3%*	*2.9%*	*11.5%*	*14.3%*	*4.8%*	*11.2%*	*18.7%*	*26.0%*	*24.4%*	*13.0%*
	<u>Memo:</u>																	
	Adjusted EBITDA (b)		($4,612)				($6,754)				$10,946				$12,250	$5,049	$7,406	($1,372)

Source: 13-Week Cash Flow Forecast as of January 21, 2020 and Company's preliminary 2020 monthly budget as of January 16, 2020.
a) Month-end borrowing base calculation represents projected certificate from the third Monday of the previous month.
b) Monthly Adjusted EBITDA per Management internal 2019 11+1 Forecast and Company's preliminary 2020 monthly budget as of January 16, 2020.

Private and Confidential

PJ SOLOMON 17

Historical and Projected Availability as a % of Line Cap 2018A (a) 2019A 2020E Minimum Availability Requirement (32.5%) 32.5% February and July are typically liquidity low points February March April May June July Source: Historical borrowing base calculations and Company’s preliminary 2020 monthly budget as of January 16, 2020. a) Calculated using $50M Wells Fargo FILO Term Loan. Replaced by the Gordon Brothers $35M term loan in August 2018. Private and Confidential 18